OMV Aktiengesellschaft



OMV Investor News





January 7, 2010

IPIC increased shareholding in OMV to 20.0%

OMV Aktiengesellschaft received a notification pursuant to § 91 of the Austrian Stock Exchange Act concerning a change effective as of December 30, 2009 in the number of OMV shares owned by International Petroleum Investment Company (IPIC) from Abu Dhabi. IPIC now owns 60,050,273 shares (increase from 19.6% to 20.0% of the registered capital).

A consortium agreement concluded by OMV's two core shareholders Österreichische Industrieholding AG (ÖIAG) representing the Austrian state and IPIC provides for their coordinated behavior and for restrictions on shareholdings.

ÖIAG and IPIC now hold 154,550,263 shares (51.5% of the registered capital). The registered capital of OMV consists of 300,000,000 shares whereof 1,219,695 treasury shares held by OMV are not entitled to vote thus resulting in a total of 298,780,305 voting rights. Other than treasury shares one share equals one voting right. Therefore 154,550,263 shares/voting rights represent 51.7% of all voting rights.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2009** on February 25, 2010



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